Filed by CBOT Holdings, Inc. Subject Company –CBOT Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

January 11, 2005

Dear Fellow Member:

Many of our full members have asked about the status of their CBOE Exercise Right in connection with our proposed restructuring. As you know, the Exercise Right was created in 1972 as part of CBOE’s initial Certificate of Incorporation and guarantees the continuing right of CBOT full members to become CBOE members without purchasing a CBOE membership upon completing a few procedural requirements.

Over the years, there have been joint efforts on the part of the two Exchanges to interpret the Exercise Right in light of changes at the CBOT. Some of those changes included leasing, night-time trading, electronic trading and, now, the proposed restructuring of the CBOT. While there may have been controversy over such changes, the leaders of the two Exchanges have successfully negotiated a series of agreements that protect the rights and obligations of their respective members.

The agreements respecting the CBOT restructuring have been carefully crafted to confirm the continued viability of the Exercise Right without enlarging it beyond what was initially intended in 1972. Thus, while all CBOT full members retain the right to exercise, they are precluded from using one full membership to trade simultaneously on the two Exchanges through electronic or other means. The exerciser must also be in possession of all trading rights and privileges of the full membership; post-restructuring, this means that the exerciser must possess both CBOT trading rights and all the stock associated with a full membership as well as the exercise right privilege itself.

The leaders and Boards of both Exchanges have recognized that disputes over the exercise right will only serve to interfere with the opportunities available to each institution. These agreements have been forged in that spirit of cooperation. However, I would like to assure our members that a restructured CBOT will defend the exercise right as vigorously as it has done in the past. By the same token, the potential for future disputes should not lessen our resolve to restructure. As soon as our registration statement has been declared effective by the SEC, we will send it to our members and schedule a vote.

January 11, 2005

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I will continue to keep our members informed as to our progress. In the meantime, please feel free to contact me with any questions or concerns.

Sincerely,

/s/    Charles P. Carey

Charles P. Carey

Chairman

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.